UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File No. 1-13300

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

CAPITAL ONE FINANCIAL CORPORATION
1680 Capital One Drive
McLean, Virginia 22102

Capital One Financial Corporation Associate Savings Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Administrator of the
Capital One Financial Corporation Associate Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Glen Allen, Virginia
June 24, 2010

Capital One Financial Corporation Associate Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets

Investments at fair value:
Units of Capital One pooled company stock fund	$206,956,394	$126,198,192
Shares of registered investment companies	928,404,673	633,850,350
Shares of fully benefit-responsive investment contracts	287,153,760	256,162,088
Participant notes receivable	41,892,252	34,887,045
Total investments	1,464,407,079	1,051,097,675

Receivables:
Employer contributions	29,090,041	13,953,968
Participant contributions	2,914,974	2,707,366
Total receivables	32,005,015	16,661,334

Net assets available for benefits at fair value	1,496,412,094	1,067,759,009
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,909,729)	5,778,198
Net assets available for benefits	$1,487,502,365	$1,073,537,207

See accompanying Notes to the Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008
Additions:
Investment income (loss):
Net appreciation (depreciation) of investments, attributable to:
Units of Capital One pooled company stock fund	$48,535,864	$(52,786,142)
Shares of fully benefit-responsive investment contracts	23,729,638	9,369,254
Shares in registered investment companies	174,460,281	(390,166,335)
Interest and dividends on investments	20,965,622	53,766,266
Net investment gain (loss)	267,691,405	(379,816,957)
Contributions:
Employer	101,592,752	82,071,881
Participants	117,768,845	95,339,736
Total contributions	219,361,597	177,411,617
Transfer from the Hibernia Corporation ESOP Plan	33,454,514	—
Total additions	520,507,515	(202,405,340)
Deductions:
Benefits paid to participants	105,533,879	149,945,268
Administrative expenses	1,008,479	664,049
Total deductions	106,542,358	150,609,317
Net increase (decrease) in net assets available for benefits	413,965,158	(353,014,657)
Net assets available for benefits:
Beginning of year	1,073,537,207	1,426,551,864
End of year	$1,487,502,365	$1,073,537,207

See accompanying Notes to the Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Company”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible employees. Effective December 31, 2009, the Hibernia Corporation Employee Stock Ownership Plan (“Hibernia ESOP”) was merged into the Plan. The Hibernia ESOP net assets of $33,454,514 as of December 31, 2009 were transferred into the Plan. The Benefits Committee of the Company was the Plan administrator and Fidelity Management Trust Company was the Plan trustee for both the 2009 and 2008 Plan years.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company and certain affiliates who are age 18 or older. Eligible employees are automatically enrolled in the Plan immediately upon hire unless they elect to opt-out of plan participation. The Plan is a qualified defined contribution retirement plan under Internal Revenue Code Section 401(k) and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Under the Plan, participants can elect to make annual pre-tax and Roth contributions equal to not less than 1% or more than 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations.  The IRS limitations were $16,500 for 2009 and $15,500 for 2008.  After-tax contributions, excluding Roth contributions, were permitted prior to January 1, 2008, but are no longer allowed. Participants also may contribute amounts representing distributions from other qualified plans as roll-over contributions. The Company’s contributions consist of three major components:  (1) a basic safe-harbor contribution, (2) a Company matching contribution and (3) an annual discretionary matching contribution. A basic safe-harbor contribution of 3% of eligible compensation, as defined in the Plan documents, is made for all eligible employees regardless of participation in the Plan. The Company matching contribution is equal to 50% of each participant’s elective deferral contribution up to 6% of eligible compensation.  In 2008, the Company began making “true-up” matching contributions for participants who did not receive the full match to which participants would have been entitled if participants had contributed to the Plan ratably throughout the year. The Company also may make, at option of the Company’s Board of Directors, an annual discretionary performance matching contribution of up to 3% of participants’ eligible compensation. Employees who have made pre-tax and/or Roth contributions to the Plan during the Plan year are eligible for the discretionary performance matching contribution. All Company contributions are cash contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of employer contributions are determined based on participant contributions or eligible compensation, as defined in the Plan document. Allocations of Plan earnings are determined based upon the number of units of the Plan in each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account as of the date of record.

Vesting

Participant contributions and the earnings on those contributions vest immediately. The Company’s basic contributions also vest immediately. The Company’s matching and annual performance matching contributions plus actual earnings thereon vest after two years of service.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)
December 31, 2009 and 2008

Forfeited Accounts

Excess forfeited balances of terminated participants’ nonvested accounts, after payment of administrative expenses, are used to reduce future Company contributions. Forfeited nonvested accounts totaled $849,277 and $872,470 as of December 31, 2009 and 2008, respectively. Forfeitures used to reduce administrative expense totaled $674,004 and $443,051 in 2009 and 2008, respectively.

Investment Options

All investments in the Plan are participant-directed. Participants may change their investment options at any time. The Company currently offers 22 investment options, which are described below.

•
Capital One Pooled Company Stock Fund—Monies are invested by the Trustee in a unitized trust fund which invests in shares of the Company’s common stock. The Trustee shall also be permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

•	Fidelity Capital Appreciation Fund—Monies are primarily invested in common stocks.

•
Goldman Sachs Large Cap Value Fund—Monies are primarily invested in a diversified portfolio of equity investments in large-cap U.S. issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 1000® Value Index at the time of investment.

•	Wells Fargo Capital Growth Fund—Monies are principally invested in securities of large-capitalization companies that the manager believes to offer the potential for above-average earnings growth.

•	Vanguard Strategic Equity Fund—Monies are primarily invested in mid- and small-capitalization stocks.

•
Spartan U.S. Equity Index Fund—Monies are primarily invested in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the United States.

•	Hartford Small Company Fund—Monies are primarily invested in common stocks of small capitalization companies.

•	Northern Small Cap Value Fund—Monies are primarily invested in equity securities of small capitalization companies.

•	Dodge & Cox International Stock Fund—Monies are primarily invested in equity securities of companies outside the U.S. from at least three different foreign countries, including emerging markets.

•
Lazard Emerging Markets Equity Fund—Monies are primarily invested in equity securities of companies whose principal business activities are located in emerging market countries, with a focus on Latin America, the Pacific Basin and Eastern Europe.

•
BGI LifePath Fund (2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and Retirement)— Each fund is a broadly diversified portfolio, tailored to the investment horizon of the fund. The name of each fund (e.g., BGI LifePath 2015) represents the year during which the investor will most likely begin to draw interest and/or principal out of his or her investment portfolio.

•	Dodge & Cox Balanced Fund—Monies are primarily invested in a diversified mix of common and preferred stocks and investment-grade bonds, generally rated in the top four rating categories.

•	Pimco Total Return Fund—Monies are invested in all types of bonds, including U.S. government, corporate, mortgage and foreign.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)
December 31, 2009 and 2008

•
Invesco Stable Value Fund—Monies are invested in a diversified portfolio of investment contracts issued by high-quality insurance companies and banks, with each contract carrying a crediting rate of interest, and backed by high quality securities.

Participant Notes Receivable

Participants may elect to borrow from their fund accounts a minimum of $1,000; up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits

A participant may elect to receive an amount up to the vested value of his or her account through a lump-sum distribution, upon the participant’s death, hardship, retirement or termination of service. If the participant has invested in the Capital One Pooled Company Stock Fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Administrative Expenses

Accounting fees and the majority of administrative expenses of the Plan are paid by the Company.

Note 2—Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).  Benefits are recorded when paid.
Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Valuation and Income Recognition

The Plan’s investments are reported at fair value. The fair value of units in the Capital One Pooled Company Stock Fund is determined based upon the stock price of the last reported sales price on the last business day of the Plan year. The fair value of shares of registered investment companies is based on quoted market prices, which represent the net asset values of shares held by the Plan as of year-end. The Plan’s investment in Invesco Stable Value Fund has underlying investments in guaranteed investment contracts (GICs) and synthetic GICs, as well as cash equivalents, and is accounted for at contract value. The contract value is equal to the principal balance plus accrued interest, which represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. These fully benefit-responsive investment contracts are reported at fair value in the Plan’s Statement of Net Assets Available for Benefits, with a corresponding adjustment to reflect these investments at contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the years ended December 31, 2009 and 2008. Participant notes receivable are valued at cost, which approximates fair value.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)
December 31, 2009 and 2008

Securities transactions are recorded as of the trade-date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

New Accounting Pronouncements

Effective December 31, 2009, the Plan adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”), which superseded various existing authoritative accounting pronouncements and became the single source of authoritative non-governmental GAAP. The Codification establishes one level of authoritative GAAP. All other literature is considered non-authoritative. There were no changes to the Plan’s financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.

In April 2009, the FASB issued guidance related to determining fair value when the volume and level of activity for an asset or liability have significantly decreased and to identifying transactions that are not orderly. This guidance describes the factors that indicate there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this guidance, if the reporting entity has determined that the volume and level of activity has significantly decreased and transactions are not orderly, further analysis is required and significant adjustments to the quoted prices and transactions may be needed. This guidance, which was effective for interim and annual reporting periods ending after June 15, 2009, did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued guidance to enhance disclosures regarding fair value measurements. This guidance requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. Fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position are required. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 also are required. This guidance, except the requirement to provide a gross presentation of Level 3 activity, is effective for interim and annual reporting periods beginning after December 15, 2009. See Note 4 for additional detail.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 3—Investments

The Plan’s investments are held in a trust administered by the Trustee.  A complete listing of the Plan’s investments as of December 31, 2009 is included in the Supplemental Schedule of Plan Assets—Schedule H.  The table below presents investments that represented 5% or more of the Plan’s net assets as of December 31, 2009 and 2008.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)
December 31, 2009 and 2008

	December 31,
	2009	2008
Invesco Stable Value Fund	$287,153,760	$256,162,088
Capital One Pooled Company Stock Fund	206,956,394	126,198,192
Spartan U.S. Equity Index Fund – Fidelity Advantage Class	167,379,738	129,627,675
Dodge & Cox International Stock Fund	119,866,591	78,800,044
Dodge & Cox Balanced Fund	109,896,181	83,101,094
PIMCO Total Return Fund	101,015,644	73,913,427
Goldman Sachs Large Cap Value Fund	78,658,883	59,971,478
Wells Fargo Capital Growth Fund	74,044,790	*
___________
* Investment was below 5% of the Plan’s net assets as of December 31, 2008.

Fully Benefit-Responsive Investment Contracts

The Invesco Stable Value Fund invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor Plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for the issuance of a clone wrapper contract. Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula). The Invesco Stable Value Fund is presented in the financial statements at contract value, as reported to the Plan by the Trustee. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield for 2009 and 2008 was 3.062% and 5.503%, respectively, and the crediting interest rate for 2009 and 2008 to the fund was 4.107% and 3.475%, respectively.

Note 4—Fair Value Measurement

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs and also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels.  These levels are as follows:

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)
December 31, 2009 and 2008

●	Level 1—
Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as U.S. Treasury securities.

●	Level 2—
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3—
Valuation is determined using model-based techniques with significant assumptions not observable in the market. These unobservable assumptions reflect the Company or fund’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques can include the use of third party pricing services, option pricing models, discounted cash flow models and similar techniques.

Financial Assets Measured at Fair Value on a Recurring Basis

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Fully benefit-responsive investment contracts:
Invesco Stable Value Fund	$287,153,760	—	$422,965	$287,153,760
Common stock:
Financial service	206,956,394	—	—	206,956,394
Mutual funds:
Index funds	167,379,738	—	—	167,379,738
Growth funds	32,111,671	—	—	32,111,671
Balanced funds	210,911,825	—	—	210,911,825
Value funds	231,086,183	—	—	231,086,183
Lifecycle investment funds	91,261,245	—	—	91,261,245
International funds	149,706,237	—	—	149,706,237
Other funds	45,947,774	—	—	45,947,774
Participant notes receivable	—	—	41,892,252	41,892,252
Total investments at fair value	$1,422,091,862	—	$42,315,217	$1,464,407,079

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)
December 31, 2009 and 2008

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Fully benefit-responsive investment contracts:
Invesco Stable Value Fund	$255,798,129	—	$363,959	$256,162,088
Common stock:
Financial service	126,198,192	—	—	126,198,192
Mutual funds:
Index funds	129,627,675	—	—	129,627,675
Growth funds	18,177,111	—	—	18,177,111
Balanced funds	157,014,521	—	—	157,014,521
Value funds	173,641,473	—	—	173,641,473
Lifecycle investment funds	35,497,785	—	—	35,497,785
International funds	88,997,367	—	—	88,997,367
Other funds	30,894,418	—	—	30,894,418
Participant notes receivable	—	—	34,887,045	34,887,045
Total investments at fair value	$1,015,846,671	—	$35,251,004	$1,051,097,675

The table below details changes during 2009 and 2008 in wrapper contracts and participant notes receivable measured at fair value using significant unobservable inputs (Level 3).

Level 3 Instruments Only

	Total Fair Value Measurements
	Shares of fully benefit-responsive investment contracts	Participant notes receivable
Balance at January 1, 2008	$—	$31,776,949
Total unrealized gains	363,959	—
Interest	—	124,241
Issuances and settlements (net)	—	2,985,855
Balance at December 31, 2008	$363,959	$34,887,045
Total unrealized gains	59,006	—
Interest	—	71,455
Issuances and settlements (net)	—	6,933,752
Balance at December 31, 2009	$422,965	$41,892,252

Level 3 Valuation Techniques

The fair value of wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating.

The fair value of participant notes receivable is the current principal outstanding (amortized cost) at the reporting date, which approximates fair value.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)
December 31, 2009 and 2008

Note 5—Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6—Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 12, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”); therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Because the Plan is being operated in compliance with the applicable requirements of the Code, the Plan administrator believes that the Plan is qualified and the related trust is tax exempt.

Note 7—Transactions with Parties-in-Interest

The Plan had invested $206,956,394 and $126,198,192, at fair value, in the Capital One Pooled Company Stock Fund as of December 31, 2009 and 2008, respectively. The Plan had also invested $32,111,671and $18,177,111, at fair value, in the Fidelity Capital Appreciation Fund as of December 31, 2009 and 2008, respectively. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exception exists.

Note 8—Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits as of December 31, 2009 and 2008 per the financial statements to the net assets available for benefits per the Form 5500:

	December 31,
Net assets available for benefits:	2009	2008
Net assets available for benefits, per the financial statements	$1,487,502,365	$1,073,537,207
Adjustment from contract value to fair value for fully benefit-responsive investment	8,909,729	(5,778,198)
Benefits payable to participants	(2,133,510)	(209,568)
Deemed loan distributions	(152,483)	—
Net assets available for benefits, per the Form 5500	$1,494,126,101	$1,067,549,441

The following table presents a reconciliation of benefits paid to participants for the years ended December 31, 2009 and 2008 per the financial statements to the benefits paid to participants per the Form 5500:

	December 31,
Benefits paid to participants:	2009	2008
Benefits paid to participants, per the financial statements	$105,533,879	$149,945,268
Benefits payable to participants at end of year	2,133,510	209,568
Benefits payable to participants at beginning of year	(209,568)	—
Deemed loan distributions	152,483	—
Benefits paid to participants, per the Form 5500	$107,610,304	$150,154,836

The following table presents a reconciliation of net investment gain (loss) per the financial statements for the years ended December 31, 2009 and 2008 per the financial statements to the net investment gain (loss) per the Form 5500:

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)
December 31, 2009 and 2008

	December 31,
Net investment gain (loss):	2009	2008
Net investment gain (loss), per the financial statements	$267,691,405	$(379,816,957)
Prior year adjustment from contract value to fair value for fully benefit-responsive investment, prior year	5,778,198	(285,060)
Adjustment from contract value to fair value for fully benefit-responsive investment	8,909,729	(5,778,198)
Net investment gain (loss), per the Form 5500	$282,379,332	$(385,880,215)

Note 9— Subsequent Events

In June 2010, the Company announced that it was implementing a new company contribution structure and several administrative enhancements to the Plan that are effective July 1, 2010. The new contribution structure, which is summarized in the table below, provides a Company contribution up to 7.5% of eligible compensation through a combination of basic and matching Company contributions.

Contribution Type	Current Contribution	New Program
(1) Basic safe-harbor Company contribution	• 3% of eligible total cash pay	• 3% of eligible total cash pay

(2) Company matching contribution	• Up to 3% of eligible total cash pay, calculated as a 50% match on up to 6% of associate deferrals	• Up to 3% of eligible total cash pay, calculated as 100% company match on the first 3% of associate deferrals

(3) Additional Company contributions	• Discretionary Match: 0% to 3% of salary, based upon assessment of full year company performance	• Second Company Match: Up to 1.5% of eligible total cash pay calculated as 50% company match on the next 3% of associate deferrals

Total Company contributions opportunity	• Maximum of 6% of total eligible cash pay plus 0% - 3% of salary	• Maximum of 7.5% of total eligible total cash pay

The Company previously provided contributions on a quarterly or annual basis, and new employees became eligible for the Company match after six-months.  Effective July 1, 2010, the Company will begin making contributions on a per-pay period basis.  New employees will be eligible for the Company match on their day of hire.  As in prior years, the Benefits Committee will review the 2010 Company performance in the first quarter of 2011 to determine whether a discretionary Company contribution for 2010 will be made.  Because the Company is transitioning to the new contribution structure on July 1, 2010, any discretionary Company contribution payout for 2010 will be prorated for the period January 1, 2010 to June 30, 2010.

Supplemental Schedule

Capital One Financial Corporation Associate Savings Plan
Employer Identification Number 54-1719854; Plan Number 002

Schedule H—Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
		Shares/Rate		(e) Current Value
*	Capital One Pooled Company Stock Fund:
	Corporate common stock	4,356,066	shares	$202,936,728
	Interest-bearing cash	4,019,666	par	4,019,666

	Total Capital One Pooled Company Stock fund			206,956,394
	Registered investment companies:
	Spartan U.S. Equity Index Fund	4,244,984	shares	167,379,738
	Dodge & Cox International Stock Fund	3,763,472	shares	119,866,591
	Dodge & Cox Balanced Fund	1,716,323	shares	109,896,181
	PIMCO Total Return Fund	9,353,300	shares	101,015,644
	Goldman Sachs Large Cap Value Fund	7,484,194	shares	78,658,883
	Wells Fargo Capital Growth Fund	5,285,138	shares	74,044,790
	Vanguard Strategic Equity Fund	2,710,546	shares	41,417,144
	Hartford Small Company Fund	2,837,750	shares	40,381,186
	Northern Small Cap Value	3,092,052	shares	38,001,324
*	Fidelity Capital Appreciation Fund	1,498,445	shares	32,111,671
	Lazard Emerging Markets Equity Fund	1,656,838	shares	29,839,646
	BGI Lifepath 2025	1,497,856	shares	13,375,856
	BGI Lifepath 2030	1,465,466	shares	12,778,865
	BGI Lifepath 2035	1,396,849	shares	11,943,060
	BGI Lifepath 2020	1,155,021	shares	10,568,444
	BGI Lifepath 2040	1,169,993	shares	9,792,838
	BGI Lifepath 2050	1,162,271	shares	9,507,373
	BGI Lifepath 2045	1,082,274	shares	8,896,296
	BGI Lifepath 2015	821,631	shares	7,723,328
	BGI Lifepath Retirement	672,224	shares	6,675,185

	Total registered investment companies	54,066,627		923,874,043

*	Participant-directed brokerage accounts:
	Fidelity Brokeragelink (1)	Various mutual funds and common stocks		4,530,630
	Fully benefit-responsive investment contracts:
	Invesco Stable Value Fund	23,972,510	shares	287,153,760

*	Participant notes receivable, maturing through 2032	3.25% - 9.25%	interest rates	41,892,252
	Total investments at December 31, 2009			$1,464,407,079
 ____________
*	Indicates a party-in-interest to the Plan.
(1)	Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.

Note:  Column (d) is not applicable as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION ASSOCIATE SAVINGS PLAN

(Name of Plan)

By:	/s/ JORY A. BERSON
Name:	Jory A. Berson on behalf of the Benefits Committee, as Plan Administrator

Dated: June 24, 2010